FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of April 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): ___________

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

Kerzner International Limited 6-K

Kerzner International Limited (“KZL”) holds a 37.5% interest in BLB Investors, LLC (“BLB”), which in turn owns approximately 22% of the outstanding ordinary shares of Wembley plc (“Wembley”). On February 7, 2005, Wembley announced that it had entered into a purchase agreement with BLB pursuant to which BLB will purchase Wembley’s US operations. This transaction is subject to certain conditions, including the passage of legislation in Rhode Island and the entry into a revenue-sharing arrangement with an agency of the State of Rhode Island. Wembley and BLB have agreed to extend the date on which either party may terminate the sale agreement if completion of the sale has not occurred from the current May 30, 2005 deadline to June 30, 2005. In addition, the two parties have agreed that the agreement may be terminated by either party if the enabling legislation with respect to a long-term revenue sharing arrangement has not been enacted by the Rhode Island State legislature on or before May 31, 2005. Wembley’s announcement and the related amendment to the stock purchase agreement with respect to the proposed transaction are attached to this report.

Forward-Looking Statements

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in Kerzner’s public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 7, 2005	KERZNER INTERNATIONAL LIMITED
		By:	/s/John R. Allison
		Name:	John R. Allison
		Title:	Executive Vice President
Chief Financial Officer

EXHIBIT LIST

Exhibit	Description

99(1)	Press Release on April 7, 2005 –– Wembley plc announces agreed alterations to the conditional agreement for the sale of US gaming division and the return of $5m from US escrow account
99(2)	Amendment No. 1 to stock purchase agreement by and among BLB Investors, L.L.C., BLB Worldwide Holdings, Inc., Wembley plc, Wembley Holdings Ltd. and Wembley, Inc.